Trading Symbol: EZM – TSX, AMEX

NEWS RELEASE

February 27, 2006	Release 07-06

AGREEMENT REACHED ON ALJUSTREL MINE OBLIGATIONS

Vancouver, BC - EuroZinc Mining Corporation (“EuroZinc”) announced today it has signed a Term Sheet with Empresa de Desevolvimento Mineiro, S.A.  (“EDM”) regarding a renegotiation of the contractual obligations of EuroZinc and its Portuguese subsidiary, AGC-Minas de Portugal, SGPS Unipessoal, Lda. (“AGC”), relating to the Pirites Alentejanas, S.A. (“PA”) Share Purchase Agreement of December 20, 2001. PA is the operating company that owns the Aljustrel zinc/lead/silver mine located in southern Portugal, and is now a wholly owned subsidiary of EuroZinc as a result of the Share Purchase Agreement.

The obligations dealt with in the Term Sheet are as follows:

•

payment of the outstanding balance of the purchase price of the 16,577,315 shares representing the share capital of  PA, in the sum of €4,613,880 plus interest;

•

payment of the debts owed by PA, AGC and EuroZinc to EDM in respect of loans and other obligations, including a bank guarantee for €1,246,994, in the overall sum of €21,972,751; and

•

payment of the assignment of debts with creditors, owed to EDM, which totals €8,776,668.

As a result of the renegotiation of the obligations described above, AGC undertakes to pay the total sum of €3,450,000 corresponding to the following debts:

•

reduction of the outstanding balance of the price of the shares plus the removal of corresponding interest  for the total amount of €2,250,000;

•

assignment to AGC of all credits arising from loans by EDM to PA for the total amount of €800,000; and

•

renegotiation and revision of the assignment price to AGC for all credits of PA relating to agreements with creditors  for the total amount of €400,000

The terms for the payment of the overall sum of €3,450,000 are as follows:

•

payment of €1,725,000---50% of the total amount---on the signing of the Addendum to the PA Share Purchase Agreement; and

•

payment of €1,725,000---the remaining 50%---payable 30 months from the date of signing of the Addendum to the PA Share Purchase Agreement.

EuroZinc has agreed to the first payment and guaranteed that the second payment mentioned above shall be secured by a bank guarantee.  EuroZinc has also guaranteed the fulfilment of the obligations undertaken by AGC.

EuroZinc Mining Corporation, 1601 – 543 Granville Street, Vancouver, B.C.  V6C 1X8

Tel: (604) 681-1337   Fax: (604) 681-1339   Website: www.eurozinc.com

February 27, 2006 News Release	Page 2

The Term Sheet is subject to approval of the Portuguese Ministry of the Economy and Innovation, and the Ministry of Finance---entities under which the EDM operates---and the Board of Directors of EuroZinc.

C. K. Benner, Vice Chairman and CEO of EuroZinc, commented that; “while they were a difficult set of negotiations the terms appear fair and supportive of the project and move EuroZinc closer to a decision to reopen the Aljustrel mine”.

EuroZinc Mining Corporation is a Canadian based company engaged in the acquisition, exploration, development and mining of base and precious metal deposits internationally.

For further information please contact:

Colin K. Benner	Ron Ewing	Amjad J. Ali
Vice Chairman and CEO	Executive Vice President	Executive Vice President & CFO
(604) 681-1337	(604) 681-1337	(604) 681-1337

The TSX has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. Certain of the information contained herein constitutes "forward-looking statements" within the meaning of the Private Litigation Reform Act of 1995 of the United States. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of EuroZinc Mining Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, metal price volatility, economic and political events affecting metal supply and demand, fluctuations in ore grade, tonnes of ore milled, geological, technical, and mining or processing problems. Although EuroZinc Mining Corporation has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause actual results not to be anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, prospective investors should not place undue reliance on forward-looking statements.